VIA EDGAR CORRESPONDENCE

June 30, 2009

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Responses to Comments on Post-Effective Amendments Adding Service Shares for the JPMorgan 100% U.S. Treasury Securities Money Market Fund, JPMorgan California Municipal Money Market Fund, JPMorgan New York Municipal Money Market Fund and JPMorgan U.S. Treasury Plus Money Market Fund

•	JPMorgan Trust I (Registration Nos. 333-103022 and 811-21295) – Post-Effective Amendment No. 78
•	JPMorgan Trust II (Registration Nos. 2-95973 and 811-4236) – Post-Effective Amendment No. 96

Dear Mr. O’Connor:

Pursuant to your request, this letter is provided in response to comments that you provided to me concerning the post-effective amendments referenced above for JPMorgan Trust I and JPMorgan Trust II (the “Trusts”). The following is a summary of your comments, as well as our responses on behalf of each Trust. Each one of your comments is repeated below, followed by the response. Please let me know if you have any questions concerning our response.

Fund Summary – Principal Investment Strategies and Risks

1.	Comment: Please explain what the word “plus” signifies in the name of the JPMorgan U.S. Treasury Plus Money Market Fund.

Response: The word “plus” signifies that the Fund can invest in more than just U.S. Treasury securities. In addition to U.S. Treasury securities, under normal conditions, the Fund may also invest in repurchase agreements fully collateralized by U.S. Treasury securities.

2.

Comment: With respect to the disclosure for JPMorgan U.S. Treasury Plus Money Market Fund and JPMorgan 100% U.S. Treasury Securities Money Market Fund, please confirm whether the U.S. Treasury issues floating or variable rate securities. If so, please consider whether additional risk disclosure should be added.

Response: According to the portfolio managers for these Funds, U.S. Treasury issues with floating or variable rates were unusual, and the portfolio managers did not think that these securities would normally be purchased by money market funds. As a result of this conversation, the disclosure on investing in floating or variable rate securities has been deleted from “The Fund’s Main Investment Strategy” for both JPMorgan U.S. Treasury Plus Money Market Fund and JPMorgan 100% U.S. Treasury Securities Money Market Fund.

3.	Comment: Please confirm that the required disclosure from Item 2 (c)(1)(iii) concerning the fact that the Funds are not deposits of any bank is included prominently.

Response: As we discussed, the disclosure is included in a box which we believe highlights the disclosure appropriately.

4.

Comment: With respect to the JPMorgan California Municipal Money Market Fund and JPMorgan New York Money Market Fund, please revise the disclosure in the first bullet point under “Municipal Obligations Risk” to be more specific to the particular state’s municipalities.

Response: The risk disclosure already includes a section entitled “Risk of California/New York Obligations” and now includes a section entitled “Geographic Focus Risk” which the Funds think together sufficiently highlight the fact that each Fund is susceptible to the risks associated with the particular state and its municipalities. As a result, the “Municipal Obligations Risk,” has not been modified.

5.

Comment: With respect to the JPMorgan California Municipal Money Market Fund and JPMorgan New York Money Market Fund, please confirm whether they invest in municipal lease obligations. In addition, please confirm whether the municipal lease obligations are subject to the alternative minimum tax.

Response: These two Funds do invest in municipal lease obligations, which may or may not be subject to the alternative minimum tax.

How Your Account Works

6.	Comment: Under “Buying Fund Shares”, the prospectus provides as follows:

You will pay the next NAV per share calculated after the JPMorgan Institutional Funds Service Center accepts your order.

Please replace the word “accepts” with the term “receives in good order.”

Response: The Trusts respectfully submit that the term "accepted" is not inconsistent with the Investment Company Act of 1940, as amended and believes that a sufficient explanation of the term is included in the Prospectus. The word “accepts” rather than “receives in good order” was chosen to clarify for prospective investors that a Fund has the right to reject purchase orders if the prospective investor fails to comply with the account application, form of payment, and other requirements described in the prospectus. The prospectus contains detailed disclosure concerning the form of payment and account documentation that a prospective investor must provide in order for a purchase order to be “accepted.” In addition, the prospectus discloses that purchase orders may be rejected at any time.

In addition, the Trusts are concerned that changing the language may undermine provisions in the prospectus designed to protect the Funds and their shareholders, as well as comply with existing law. As a result, the Trusts respectfully decline to revise the disclosure.

7.	Comment: The subsection “SELLING FUND SHARES” provides as follows:

Otherwise, except as permitted by the federal securities laws, your redemption proceeds will be paid within seven days after the Fund receives the redemption order.

Please add “in good order” to the end of the sentence.

Response: The paragraph just before the one commented on includes the following disclosure

A sale order must be in good order and supported by all appropriate documentation and information in proper form, including the name of the registered shareholder and your account number.

As a result, the Trusts believe the disclosure adequately describes that a sale order must be “in good order” without the additional disclosure and respectfully decline to revise the disclosure.

We acknowledge the following on behalf of each Trust: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions or require any clarification concerning the foregoing, please call me at 614-248-7598.

Very truly yours

/s/ Elizabeth A. Davin

Elizabeth A. Davin, Esq.